800 Cabin Hill Drive
Philip L. Goulding Senior Vice President and Chief Financial Officer	Greensburg, PA 15601-1689
Phone: (724) 838-6986 FAX: (724) 830-5151

Via EDGAR

October 16, 2007

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Mail Stop 3561

RE:       Allegheny Energy, Inc. (“Allegheny”)

Item 4.01 Form 8-K filed October 9, 2007

File No. 1-267

Dear Mr. Moran:

This letter is written in response to your letter to Philip L. Goulding dated October 10, 2007, which included the following comment on the above-referenced filing:

It appears the circumstances you describe represents a future dismissal of your independent accountants. Please note that you are required to file an amended Form 8-K when PricewaterhouseCoopers has completed all audit related work with respect to their engagement. We would expect you to disclose the date they completed all audit work, and to be able to state, if true, that there were still no disagreements or reportable events through this date. The amendment should include another letter from PricewaterhouseCoopers confirming that they agree with the updated disclosures, if true. Please acknowledge this obligation to file the Form 8-K amendment.

Allegheny will file an amendment (the “Amendment”) to the Form 8-K referred to above after PricewaterhouseCoopers (“PwC”) has completed all work related to its audit of Allegheny’s financial statements for the year ending December 31, 2007. The Amendment will disclose the date on which PwC completed such audit work and will state, if true, that during the years ended December 31, 2007 and 2006, and through the date on which PwC completed such audit work, there were no (a) disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to PwC’s satisfaction, would have caused PwC to make reference to the subject matter thereof in connection with its reports on the financial statements of Allegheny for such years, or (b) reportable events, as described under Item 304(a)(1)(v) of Regulation S-K.

Allegheny will provide PwC with a copy of the foregoing disclosures and will request from PwC a letter indicating whether or not it agrees with such disclosures. A copy of PwC’s response will be attached to the Amendment.

Allegheny acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosures in the Form 8-K referred to above;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 8-K referred to above; and
•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our response to staff comments, or need any additional information, you may contact me at (724) 838-6986.

Sincerely,

/s/ Philip L. Goulding

Philip L. Goulding

Senior Vice President and

Chief Financial Officer